UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Avi Braf
Chief Fiscal Officer for the Western Hemisphere
For the Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue
17th Floor
New York, New York 10017

Copies to:

STEVEN G. TEPPER, ESQ.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022

*	The Registrant is filing this annual report on a voluntary basis.

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THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 1 is to file with the Securities and Exchange Commission the Summary Information and Recent Developments in the State as of September 23, 2016, which is included as Exhibit D-1 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D.

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EXHIBIT INDEX

Exhibit Number
A: None.
B: None.
C: None.
D: Current Description of the State of Israel.*
D-1: Recent Developments in the State as of September 23, 2016.

*	Previously filed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 26th day of September, 2016.

STATE OF ISRAEL

By:	/s/ Yali Rothenberg Yali Rothenberg Senior Deputy Accountant General Ministry of Finance
By:	/s/ Gil Cohen Gil Cohen Managing Director Government Debt Management Ministry of Finance

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Exhibit D-1

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The information included in this section supplements the information about the State contained in the State’s Annual Report for 2015 on Form 18-K filed with the SEC on June 30, 2016, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2015, as amended from time to time, through the date hereof, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2015. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully. Totals in certain tables may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or US$ are given in current prices without adjustment for inflation. Figures in this section are as of September 23, 2016, except as otherwise indicated.

Economic Developments

In August 2013, the Central Bureau of Statistics (“CBS”) adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008 which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (“BPM6”) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (“ISIC Rev4”). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the Central Bureau of Statistics.

The Israeli economy grew at a pace of 2.5% in 2015, following a growth rate of 3.2% in 2014. The decrease in growth during this period can be attributed to exogenous factors including the slowdown in economies around the world, which contributed to the slowdown in Israeli exports, the appreciation of the Israeli NIS during the first half of 2014 and Operation Protective Edge which took place in July and August 2014 and weighed on the economy. In 2015, GDP increased by 2.6% in the first quarter, decreased by 0.1% in the second quarter and grew by 2.2% and 3.6% in the third and fourth quarters, respectively, in each case compared to the previous quarter at an annualized rate. During the first quarter of 2016, GDP grew at an annual rate of 2.1%, a decrease compared to the fourth quarter of 2015. During the second quarter of 2016, GDP grew at an annual rate of 4.0%.

The budget and economic plan for the fiscal years of 2015 and 2016 was approved by the Knesset on November 19, 2015, ending the temporary measures managed by the Accountant General in the Ministry of Finance, where the expenditure limit for each month was one-twelfth of the 2014 budget (linked to the consumer price index (“CPI”) rate). In the approved budget, the deficit target was set to 2.9% of GDP for 2015 and 2016, but the actual deficit for 2015 was 2.1% of GDP.

In 2015, the Government continued its debt-reduction policy, reducing Government debt as a percentage of GDP by 2.4%, to a level of 62.4%. Public debt (including local authorities’ debt) as a percentage of GDP continued its declining path, falling to a level of 63.9% in the end of 2015, a decline of 2.1% relative to 2014. After a deviation from the budget deficit target in 2012 (the actual budget deficit amounted to 3.9% of GDP during 2012 compared to a target of 2.0% of GDP), the actual budget deficit in 2013 was reduced to 3.1% of GDP, significantly below the 4.3% of GDP deficit target. The downtrend of the deficit continued in 2014, as the deficit to GDP ratio amounted to 2.7%, below the 3.0% target. In 2015, both tax revenues were higher than expected, and expenditures were lower-than-expected. This led to a 2.1% budget deficit for 2015. As part of the budget and economic plan for fiscal years 2015 and 2016, the Government set the budget deficit target at 2.9% of GDP for each year.

The inflation rate in 2015 was -1.0% at year end, below the Bank of Israel’s target range of 1% to 3%. The CPI decreased between August 2015 and August 2016 by 0.7%. The NIS/USD exchange rate as of December 31, 2014 stood at 3.889, which represents a depreciation of 12.0% during 2014. The NIS/USD exchange rate as of December 31, 2015 was 3.902, a slight depreciation relative to December 31, 2014. The NIS/USD exchange rate as of August 31, 2016 stood at 3.7860, representing an appreciation of approximately 3.0% relative to December 31, 2015.

During 2015, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”) (A+ (Stable)), Moody’s Investor Services (A1 (Stable)) or Fitch Ratings (A (Stable)). In April 2016, Fitch Ratings revised the Outlook on Israel’s Long-Term Foreign-Currency IDR to Positive from Stable, reflecting confidence in the strong current account position and in the continued reduction in the debt to GDP ratio.

Israel’s economy continues to be affected by current global economic conditions and the slow-growth climate in the global environment, particularly in Europe, and most recently the British referendum to leave the European Union. Europe continues to face uncertainty as many “eurozone” countries face moderate to low growth and inflation close to zero. The continued sluggish growth in the European Union (EU), which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and thereby adversely affect Israel’s financial condition. Since late 2009, several “eurozone” governments, including Greece, Spain, Italy, Ireland, Portugal, France and Cyprus, have experienced rising national debt levels coupled with the downgrade of the credit ratings of their government debt. As a result, there has been significant price volatility in the secondary market for sovereign debt of European and other nations. Additionally, speculation regarding the inability of Greece and other “eurozone” governments to pay their national debts remains uncertain, although these concerns have eased in recent years. Another global economic condition that has had a negative impact on the Israeli economy is the slowdown in key emerging economies, including China, Russia and Brazil, which has contributed to the slowdown in Israeli exports.

Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate.

Balance of Payments and Foreign Trade

Israel had a high current account surplus of 4.6% of GDP in 2015. This surplus follows twelve years of a positive surplus in the current account. The current account balance decreased steadily from the second half of 2010 through the first quarter of 2012. This decrease was partially attributable to the cessation of natural gas flowing from Egypt and the slowdown in the extraction of natural gas from Yam Tethis reservoir, the combined effect of which required Israel to import expensive alternative fuels during 2011 and 2012. The production of natural gas from the Tamar reservoir, which started in late March 2013, and the decline in fuel prices since the second half of 2012, contributed to an improvement in the current account balance since the second half of 2012 and into 2013, 2014 and 2015. In the first half of 2014, the current account surplus was 4.6%. In the third quarter of 2014, a sharp decrease of the surplus was recorded, mainly due to the negative effects of Operation Protective Edge. In the fourth quarter of 2014, there was an improvement in the current account surplus, but the surplus remained lower than the levels recorded in the first half of 2014.

During the first two quarters of 2015, the upward trend in the current account surplus continued, as the surplus amounted to 3.8% and 5.1% of GDP in the first and second quarters, respectively. The second quarter figure was the highest surplus recorded since 2010. In the third quarter of 2015, the current account surplus slightly decreased to 4.8% of GDP, and a further decrease was recorded in the fourth quarter of 2015, reaching a surplus of 3.8% of GDP. In the first quarter of 2016, the current account surplus was unchanged at 3.8% of GDP, and in the second quarter the downward trend of the surplus continued as the surplus decreased to 3.4% of GDP.

The prior upward trend of exports of goods and services stopped in 2015, as exports recorded a decrease during 2015. A decline was also recorded in the imports of goods and services, mainly due to the decrease in oil prices. Thus, in 2015, Israel recorded a net-export surplus of $9.0 billion, significantly higher than the 2013 and 2014 surplus of $6.6 billion and $5.6 billion, respectively. Compared to 2014, exports in real NIS terms recorded a negative growth rate of -4.3% in 2015, and imports decreased by 0.5%. The decrease of the Israeli exports of goods during 2015 (4.1% in current dollar terms, excluding diamonds) was reflected in a decrease of exports to the EU (-12.0%) and to other destinations (-16.5%, excluding Asia). Exports to the United States and Asia increased by 4.6% and 15.0%, respectively, in 2015. The share of exports to Asia increased by 4.0% (from 20.3% in 2014 to 24.4% in 2015), and the share of exports to the United States increased by 2.0% (from 21.8% in 2014 to 23.8% in 2015). On the other hand, the share of exports to the EU decreased by 2.6% (from 31.6% in 2014 to 29.0% in 2014), and the share of exports to other destinations decreased by 3.4% (from 26.3% in 2014 to 22.9% in 2015).

During the first, second, third and fourth quarters of 2015, exports of goods in current USD terms decreased by 5.4%, 5.2%, 1.4% and 0.3%, respectively, in each case compared to the previous quarter. In the first and second quarters of 2016, the negative trend was halted as the exports of goods increased by 0.2% and 1.5%, respectively. At the same time, imports of goods also recorded a downward trend, as imports decreased by 7.4%, 5.7%, and 3.2% in the first, second and third quarters of 2015, respectively, in each case compared to the previous quarter. In the fourth quarter of 2015, the imports of goods increased by 6.2%, but returned to the downward trend in the first quarter of 2016, as imports of goods decreased by 0.5%. In the second quarter of 2016, the imports of goods recorded an increase of 4.6%.

The growth of imports in 2015 was limited due to the local production of natural gas which offset the imports of certain energy-related products and the decline in the commodities’ prices, and in particular energy prices.

On March 30, 2013, natural gas production at the Tamar reservoir began. The gas flowing from Tamar is being used mainly for domestic electricity production and has led to a significant decrease in energy-related imports. Following the beginning of gas production from Tamar, there were appreciation pressures on the NIS, leading the Bank of Israel to intervene in the foreign exchange market for the first time since 2011. Since the intervention, the Bank of Israel has purchased a total of $9.9 billion in foreign currency within the framework of the gas plan, including $3.5 billion during 2014, $3.1 billion during 2015 and $1.2 billion in the first eight months of 2016. During 2014, the Bank of Israel had unplanned purchases of $3.5 billion in foreign currency. During 2015, the Bank of Israel had unplanned purchases of $5.7 billion, bringing foreign currency purchases to $8.8 billion in 2015. In November 2015, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2016 would be $1.8 billion, and the Bank announced that it would purchase foreign currency during 2016 accordingly. The Bank of Israel intends to continue such purchases of foreign currency until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2018 (subject to legislative review by the Knesset). In the first eight months of 2016, the Bank of Israel had unplanned purchases of $2.8 billion.

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget deficit amounted to 2.1% of GDP in 2015, below the budget deficit target of 2.9% of GDP for that year. Since 2009, the budget deficit has been on a declining path, with the exception of 2012. In 2009, the budget deficit amounted to 4.8%, due to a decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%); 3.5% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%); 3.1% in 2011 (the 2011 budget deficit target was set at 3.0%); 3.9% in 2012 (the 2012 budget deficit target was set at 2.0%); 3.1% in 2013 (the 2013 budget deficit target was set at 4.3%); and 2.7% in 2014 (the 2014 budget deficit target was set at 3.0%). Pursuant to recent legislation, the budget deficit target is set at 2.9% of GDP for 2016.

In accordance with the Government’s long-term fiscal policy, the Knesset revised the government expenditure ceiling set forth in the Expenditure Law (as defined in “Public Finance — Limits on Expenditure and Deficit Reduction,” below). The revision modifies the formula that will be used to calculate the annual budget in the coming years. Under the new formula, beginning with the 2015 budget, the expenditure ceiling will be calculated based on the average population growth rate in the three years prior to the submission of the Expenditure Law, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio. The new rule will be based on the three-year average population growth rate in order to ensure a consistent increase in expenditure per capita.

Inflation and Monetary Policy

The inflation rate over the last decade (2005 – 2015) was near the middle of the Government’s target range (1% – 3%) and stood at approximately 2% on average. The changes in the CPI reflect a rise in the prices of commodities, housing, and agricultural products. Measured at year-end, the CPI rose by 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013.

In 2014 the CPI decreased by 0.2%. Since June 2014, the inflation rate has been below the lower band of the Government’s target range, and since September 2014 the inflation rate has been negative. In 2015 the CPI decreased by 1.0%. The CPI decreased by 0.7% during the twelve-month period ending August 31, 2016.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate until it peaked at 3.25% in June 2011. The Bank of Israel then repeatedly reduced its key interest rate by 0.25%, beginning in September 2011. In May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.5%, to 1.25%. In March 2014, the Bank of Israel reduced its key interest rate to 0.75%. In August and September 2014, the Bank of Israel reduced its key interest rate twice, each time by 0.25%, to 0.25%. In March 2015, the Bank made another interest rate cut, lowering its key interest rate to 0.1%. The last interest rate cuts were made primarily because of the appreciation of the NIS. The real interest rate averaged -0.2%, -0.6% and -0.5% in 2013, 2014 and 2015, respectively, after two years of positive real interest rates of 0.4% and 0.3% in 2011 and 2012, respectively. In 2009 and 2010, the real interest rate was negative (-0.7% and -0.9%, respectively). As of August 2016, the real interest rate, less inflation expectations, was -0.3%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets an aggregate $1.5 billion principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market an aggregate €1.5 billion ($2.07 billion) principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets an aggregate $1.5 billion principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion ($2.05 billion) principal amount of 2.875% bonds due 2024. In March 2016, the Government raised $1.5 billion through a Yankee Bond offering, consisting of an aggregate of $1 billion 2.875% bonds due March 2026 and $500 million 4.50% bonds due January 2043; the 2043 bonds were a further issuance of the 4.50% bonds due 2043, which were issued on January 31, 2013.

The NIS/USD exchange rate saw an appreciation of the NIS between the second half of 2012 and the end of July 2014, averaging NIS 3.61 for 2013 and NIS 3.48 for the first half of 2014 (compared to NIS 3.86 in 2012). On July 31, 2012, December 31, 2012, July 31, 2013 and December 31, 2013, the NIS/USD exchange rate stood at NIS 3.997, NIS 3.733, NIS 3.566 and NIS 3.471, respectively. On July 24, 2014, the NIS/USD exchange rate stood at its lowest rate since July 2011, slightly above NIS 3.4. In view of this appreciation, the Bank of Israel made two interest rate cuts, as discussed above. In the second half of 2014, the NIS/USD exchange rate saw a depreciation of the NIS, as the rate increased from slightly above NIS 3.4 on July 24, 2014 to slightly below NIS 4.0 as of December 3, 2014. The depreciation trend of the

NIS relative to the USD continued into the first months of 2015; in March and April 2015, the exchange rate was occasionally higher than NIS 4.0. Between May 2015 and July 2015, the exchange rate recorded an appreciation of NIS relative to the USD, standing at NIS 3.783 as of July 31, 2015. Between July 31, 2015 and December, 31 2015, the NIS gradually depreciated relative to the USD, reaching NIS 3.902 at the end of 2015 and NIS 3.983 at January 20, 2016. Since then the NIS appreciated to NIS 3.746 at May 2, 2016, depreciated again to NIS 3.9 at June 27, 2016, and appreciated again to 3.749 as of September 8, 2016. Since the beginning of 2015 and until the end of November 2015 the NIS recorded an appreciation relative to the Euro, mainly due to the Quantitative Easing in the “eurozone”; however, since the beginning of December 2015, the NIS has depreciated relative to the Euro, a trend which continued in the first half of 2016. In the third quarter of 2016, the NIS has appreciated relative to the Euro.

In response to a sharp appreciation of the NIS that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two-year policy of daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it would terminate its daily purchasing of foreign currency but that it planned to continue purchasing such currency when it deems advisable. Between August 2011 and April 2013, the Bank of Israel did not make substantial foreign currency purchases. In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects of natural gas production from the Tamar reservoir, which began operating in late March 2013, on the balance of payments. Appreciation pressures on the NIS began following the commencement of production from the Tamar reservoir. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, is intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease”, which could negatively impact the Israeli economy. The Bank of Israel purchased $2.1 billion by the end of 2013, and another $3.5 billion in planned purchases during 2014. The Bank of Israel also purchased $3.5 billion in unplanned purchases during 2014. During 2015, the Bank of Israel purchased $3.1 billion in planned purchases, as it announced in December 2014, and purchased another $5.7 billion in unplanned purchases. In November 2015, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2016 would be $1.8 billion and announced that it would purchase foreign currency during 2016 accordingly. In the first eight months of 2016, the Bank of Israel purchased $4.0 billion in foreign currency, including $1.2 billion in the context of the aforementioned plan. Since the Bank of Israel’s intervention in the foreign exchange market, the Bank of Israel has purchased a total of $9.9 billion in foreign currency within the framework of the gas plan.

At the end of 2010 and 2011, official reserves stood at $70.9 billion and $74.9 billion, respectively. At the end of 2012 and 2013, official reserves stood at $75.9 billion and $81.8 billion, respectively. Due to the resumed purchases of foreign currency by the Bank of Israel, the official reserves increased to $86.1 billion as of the end of 2014 and $90.6 billion as of the end of 2015. As of the end of August 2016, the official reserves stood at $97.6 billion.

Labor Market

The rate of unemployment dropped to 5.3% in 2015, compared to 5.9% in 2014, reflecting a significant decrease compared to 6.2% in 2013, 6.9% in 2012 and 7.0% in 2011. The unemployment rate continued the downward trend in the first eight months of 2016, reaching 4.6% in August 2016. The participation rate increased from 62.6% at the beginning of 2012 to 64.2% in the fourth quarter of 2014. In 2015, the participation rate was stable at 64.1%, slightly lower than the 2014 rate. As of August 2016, the participation rate stood at 64.1%, representing an average of 64.2% in the first eight months of 2016. In accordance with the high participation rate and low unemployment rate, the growth rate of wages has accelerated significantly since the beginning of 2015.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel-Aviv 100 (“TA-100”) and Tel-Aviv 25 (“TA-25”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-100 and TA-25 measure the 100 and 25 companies, respectively, with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries, and the global financial crisis and overall weakening in global growth starting in 2008 have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008 but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, the TA-100 fell by 20.1% and the TA-25 fell by 18.2%. The TASE partially recovered in 2012, with the TA-100 and TA-25 rising by 7.2% and 9.2%, respectively. This recovery continued into 2013 as the TA-100 and TA-25 increased by 15.1% and 12.1%, respectively. During 2014, the TA-100 and TA-25 increased by 6.7% and 10.2%, respectively, and in 2015 the TASE continued its upward trend, as the TA-100 and TA-25 rose by 2.0% and 4.4%, respectively. In the first eight months of 2016 through August 31, 2016, the TA-100 and TA-25 declined by 3.3% and 5.3%, respectively.

In light of the 0.3% depreciation of the NIS against the USD during 2015, the TA-25 increased by 4.0% in USD terms and 4.4% in nominal terms over the course of the year. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) increased by 8.9% and 6.8% during 2013 and 2014, respectively. In 2015, the value of the public portfolio of financial assets increased further by 4.5%. According to the Bank of Israel estimate, the value of the public portfolio of financial assets shows an increase of 2.7% in the first seven months of 2016. In provident funds in 2013, there was a net inflow of assets under management of NIS 2.757 billion. In 2014, there was a net inflow of NIS 5.370 billion. In 2015 there was a net inflow of NIS 8.242 billion. For the first eight months of 2016, there was an additional net inflow of NIS 5.740 billion.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

In 2011, the Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors. These included, starting in January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents (which was subsequently canceled at the end of October 2014). In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from non-indexed zero-coupon securities of up to one-year maturity issued by the Bank of Israel (“Makam”) and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws that were granted special status, enabling judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israel cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of U.S. Secretary of State John Kerry, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel, for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has shown a decline over the past few months, although with occasional renewed flare-ups.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. However, such instances of instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries who have signed peace agreements with Israel remain committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected. This uncertainty is highlighted by recent fighting in Syria and Iraq, where an Islamist militia group known as ISIS (Islamist State in Iraq and Syria) is challenging the territorial boundaries of both states.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. As of September 2016, Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Moreover, as of September 2016, Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possibility that the ongoing civil war will devolve into a state of anarchy.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action) conditions international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. With the economic sanctions relief, the primary United States sanctions and other types of sanctions will remain in place. There is evidence that Iran continues to violate United Nations Security Council resolutions, so far with limited success of deterrence by the international community.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government aiming to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2015, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully-private. The proceeds stemming from these privatizations totaled $14.2 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion (approximately $1.2 billion), partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd. and 5% of the outstanding equity securities of Bank Leumi Le-Israel Ltd. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, Postal Authority, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by President Obama on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2011	2012	2013	2014	2015
Main Indicators
GDP (at constant prices)	918.2	940.1	981.3	1,012.3	1,037.7
Real GDP growth	5.1%	2.4%	4.4%	3.2%	2.5%
GDP per capita (at constant 2010 prices)	118,285	118,895	121,806	123,270	123,873
GDP per capita, percentage change	3.1%	0.5%	2.4%	1.2%	0.5%
Inflation (change in CPI – annual average)	3.5%	1.7%	1.5%	0.5%	-0.6%
Industrial production	2.1%	4.0%	0.5%	1.2%	2.2%
Business sector product (at constant 2010 prices)	688.4	702.4	737.4	760.1	777.8
Permanent average population (thousands)	7,763	7,907	8,056	8,212	8,377
Unemployment rate(1)	7.0%	6.9%	6.2%	5.9%	5.3%
Foreign direct investment (net inflows, in billions of dollars)	8.7	8.5	12.4	6.7	11.5
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2010 prices)	335.9	329.7	341.4	346.3	331.4
Imports (F.O.B) of goods and services (NIS, at constant 2010 prices)	319.1	325.8	324.7	337.2	335.5
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	633.0	666.8	696.3	715.8	726.7
Total gross government debt as percentage of GDP	67.7%	67.1%	65.7%	64.8%	62.4%
External Debt
External debt liabilities (in millions of dollars, at year end)	109,297	102,029	101,259	96,164	89,436
Net external debt (in millions of dollars, at year end)	-60,840	-67,465	-81,812	-99,535	-118,272
Revenues and Expenditures (net)
Revenues and grants	233.13	238.69	260.63	273.68	290.27
Expenditures	347.73	376.97	389.47	402.61	381.65
Expenditures other than capital expenditures	245.05	262.76	278.62	287.35	293.63
Development expenditures (including repayments of debt)	102.51	114	110.83	115.22	88.27
Repayments of debt	88.16	97.95	94.42	99.09	66.68

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.

Sources:  Central Bureau of Statistics, Bank of Israel and Ministry of Finance.